

Mail Stop 3561

December 28, 2015

Jeffrey D. Lawrence
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105

> **Re:**   **Domino's Pizza, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2014**
> **Filed February 24, 2015**
> **File No. 001-32242**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 12, 2015**
> **File No. 001-32242**

Dear Mr. Lawrence:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2014

Business

Third-Party Suppliers, page 6

1. We note that you have a single supplier of cheese for your US operations. Please tell us what consideration you gave to including a risk factor that discusses the risks, costs, and potential effect on revenue associated with being so situated, including what effect a partial or complete default by the supplier would have. We note, on page 6, the disclosure that the replacement costs would not be material. We also note, on page 12, the risk factor discussing suppliers and the risk factor discussing interruption of your supply chain generally.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Long-Term Incentives

Performance Shares, page 25

2. In future filings, please disclose the performance metric used in determining whether to award performance shares under your 2004 Equity Incentive Plan. See Item 402(b) of Regulation S-K. Please provide us with a sample of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kenneth B. Rollin, Esq.